SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

April 27, 2011

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THL Credit, Inc.

Preliminary Proxy Statement on Schedule 14A filed April 13, 2011

File No. 814-00789

Dear Mr. Minore:

On behalf of THL Credit, Inc. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 19, 2011 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on April 13, 2011. The Staff’s comments are set forth below and are followed by the Company’s responses.

1. Comment: We refer to Proposal 3. Please revise the disclosure to indicate whether the Company meets its asset coverage requirements.

Response: The Company has revised the disclosure on page 24 accordingly.

2. Comment: Under the subheading “Background and Reasons” of Proposal 3, please indicate the maximum amount of discount to the Company’s net asset value that would result from the issuance of shares at a price below the Company’s net asset value and the risk of dilution associated with such an issuance.

ATLANTA        AUSTIN        HOUSTON         NEW YORK        WASHINGTON DC

April 27, 2011

Response: There is no maximum amount of discount to the Company’s net asset value. The Company has revised the disclosure on page 24 to reflect the dilutive risks associated with an issuance at a price below net asset value.

3. Comment: Please revise the disclosure in Proposal 3 to reflect the fact that the Company has no leverage outstanding currently.

Response: The Company has revised the disclosure on pages 23 and 24 accordingly.

4. Comment: We refer to Proposal 4. Please explain, if the Company obtains stockholder approval, whether the Company intends to seek further stockholder authorization to issue warrants, options or rights to subscribe to, convert to, or purchase its common stock after a one year period.

Response: The Company has revised the disclosure on pages 28 and 30 accordingly.

5. Comment: We refer to Proposal 4. Please cross reference the discussion of the potential dilutive effect of the issuance of warrants, options or rights to subscribe to, convert to, or purchase the Company’s common stock to the “Examples of Dilutive Effect of the Issuance of Shares Below Net Asset Value” in Proposal 3.

Response: The Company has revised the disclosure on page 30 accordingly.

6. Comment: Please provide the required Tandy representations to the Staff.

Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00789) filed on April 13, 2011, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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April 27, 2011

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus